Filed Pursuant to Rule 433
Registration Nos. 333-247995 and 333-247995-01
August 19, 2020

ENSTAR FINANCE LLC
Pricing Term Sheet
$350,000,000 5.750% Fixed-Rate Reset Junior Subordinated Notes due 2040
Fully and Unconditionally Guaranteed on a Junior Subordinated Basis by
ENSTAR GROUP LIMITED

This term sheet should be read together with Enstar Finance LLC’s preliminary prospectus supplement dated August 17, 2020 to the prospectus dated August 17, 2020. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Enstar Finance LLC
Guarantor:	Enstar Group Limited
Guarantee:	Fully and unconditionally guaranteed on a junior subordinated basis by Enstar Group Limited
Anticipated Ratings: (S&P / Fitch)*:	BB+ / BB+
Ratings Outlooks: (S&P / Fitch)*:	Stable / Stable
Title of Securities:	5.750% Fixed-Rate Reset Junior Subordinated Notes due 2040
Security Type:	SEC Registered
Trade Date:	August 19, 2020
Settlement Date**:	August 26, 2020 (T+5)
Subordination & Ranking:
The Notes will be unsecured junior subordinated obligations of Enstar Finance LLC, ranking junior in right of payment to all outstanding and future senior debt and subordinated debt of Enstar Finance LLC. The Enstar Group Limited guarantee will be unsecured junior subordinated obligations of Enstar Group Limited, ranking junior in right of payment to all outstanding and future senior debt and subordinated debt of Enstar Group Limited. See "Description of the Notes and the Guarantees—Ranking" and "—Subordination" in the preliminary prospectus supplement.

Final Maturity Date:
(1) September 1, 2040 (the "Scheduled Maturity Date"), if, on the Scheduled Maturity Date, the BMA Redemption Requirements are satisfied, or (2) otherwise, following the Scheduled Maturity Date, the earlier of (a) the date falling ten business days after the BMA Redemption Requirements are satisfied and would continue to be satisfied if such payment were made and (b) the date on which a Winding-Up of Enstar Group Limited or Enstar Finance LLC occurs.

Interest Payment Dates:	September 1 and March 1 of each year, commencing on March 1, 2021
Principal Amount:	$350,000,000
Public Offering Price:	100.00% of the principal amount
Net Proceeds before Expenses:	$346,062,500
Day Count Convention:	30 / 360
First Reset Date:	September 1, 2025
Interest Rate:
The Notes will bear interest (i) from the date of original issue to, but excluding, the First Reset Date at the fixed rate of 5.750% per annum and (ii) from, and including, the First Reset Date, during each Reset Period, at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus 5.468% to be reset on each Reset Date.

Mandatory Interest Deferral & Arrears of Interest:
If, as of any interest payment date, a Mandatory Deferral Event has occurred and is continuing, Enstar Finance LLC and Enstar Group Limited will be required to defer payment of all (and not less than all) of the interest accrued on the Notes as of such interest payment date. See "Description of the Notes and the Guarantees—Interest—Mandatory Deferral of Interest Payments" in the preliminary prospectus supplement.
Any such accrued interest, the payment of which is so deferred, so long as such interest remains unpaid, will constitute Arrears of Interest and will be subject to the provisions described under "Description of the Notes and the Guarantees—Interest—Arrears of Interest" in the preliminary prospectus supplement.

Redemption Provisions:
The Notes will be redeemable, at Enstar Finance LLC’s option (subject to the BMA Redemption Requirements), in whole or in part, at any time during any Par Call Period, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on such Notes to, but excluding, such redemption date.
A "Par Call Period" means the six-month period from, and including, September 1 of each year in which there is a Reset Date to, and including, March 1 of the following year.
At any time not during a Par Call Period, the Notes will be redeemable, at Enstar Finance LLC’s option (subject to the BMA Redemption Requirements), in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (not including any portion of such payments of interest accrued as of such redemption date) that would be due if the Notes matured on the next Reset Date, discounted to such redemption date on a semi-annual basis (assuming a 360-day year comprising twelve 30-day months) at the Treasury Rate, plus 50 basis points; plus, in each case, accrued and unpaid interest, if any, on such Notes to, but excluding, such redemption date.
In addition, the Notes will be redeemable, at Enstar Finance LLC’s option (subject to the BMA Redemption Requirements), in whole but not in part, at any time, (i) (a) within 90 days of the date on which Enstar Finance LLC has reasonably determined that a Capital Disqualification Event has occurred or (b) after the occurrence of a Tax Event, in each case at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on such Notes to, but excluding, such redemption date, and (ii) within 90 days after the occurrence of a Rating Agency Event, at a redemption price equal to 102% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on such Notes to, but excluding, such redemption date. See "Description of the Notes and the Guarantees—Optional Redemption—Optional Redemption upon a Capital Disqualification Event," "—Optional Redemption upon a Tax Event" and "—Optional Redemption upon a Rating Agency Event" in the preliminary prospectus supplement.

Conditions to Redemption and Repayment:
Notwithstanding anything to the contrary set forth herein, (i) prior to September 1, 2025, the Notes may be redeemed only with BMA Approval and (ii) the Notes may not be redeemed at any time or repaid prior to the Final Maturity Date if the Enhanced Capital Requirement would be breached immediately before or after giving effect to such redemption or repayment of the Notes, unless, in the case of each of clause (i) and (ii) Enstar Group Limited, Enstar Finance LLC or another subsidiary of Enstar Group Limited replaces the capital represented by the Notes to be redeemed or repaid with capital having equal or better capital treatment as the Notes under the Group Rules. See "Description of the Notes and the Guarantees—Conditions to Redemption and Repayment" in the preliminary prospectus supplement.

Variation and Substitution:
If a Capital Disqualification Event, Rating Agency Event or Tax Event occurs, Enstar Finance LLC may, as an alternative to redemption of the Notes, at any time, without the consent of any holder, vary any term or condition of the Notes or substitute all (but not less than all) of the Notes for other Notes, so that the varied Notes or substituted notes, as the case may be, constitute Qualifying Equivalent Securities. See "Description of the Notes and the Guarantees—Variation and Substitution" in the preliminary prospectus supplement.

CUSIP / ISIN:	29360A AA8 / US29360AAA88
Joint Book-Running Managers:	Wells Fargo Securities, LLC Barclays Capital Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC ING Financial Markets LLC nabSecurities, LLC Scotia Capital (USA) Inc. Truist Securities, Inc.
Senior Co-Managers:	Commerz Markets LLC Commonwealth Bank of Australia
Junior Co-Managers:	BMO Capital Markets Corp. Lloyds Securities Inc.
Underwriting (Conflicts of Interest):	Certain of the underwriters and/or their affiliates are expected to receive at least 5% of the net proceeds of this offering in connection with repayment of indebtedness under Enstar Group Limited's term loan facility. Accordingly, these underwriters are deemed to have a “conflict of interest“ under Rule 5121 of the Financial Industry Regulatory Authority, Inc. As such, this offering is being made in compliance with the requirements of Rule 5121. ING Financial Markets LLC is acting as a qualified independent underwriter for this offering. See "Underwriting (Conflicts of Interest)" in the preliminary prospectus supplement.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each of the expected securities ratings above should be evaluated independently of any other securities rating.

** It is expected that delivery of the Notes will be made to investors on or about August 26, 2020, which will be the fifth business day following the date of pricing of the Notes (such settlement being referred to as "T+5"). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to two business days before delivery will be required to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement and should consult with their own advisors.

The issuer and the guarantor have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement for this offering and any other documents the issuer or the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, the guarantor any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling (i) Wells Fargo Securities, LLC toll-free at 1-800-645-3751 (or by emailing wfscustomerservice@wellsfargo.com), (ii) Barclays Capital Inc. toll-free at (888) 603-5847, (iii) HSBC Securities (USA) Inc. at 1-866-811-8049 or (vi) J.P. Morgan Securities LLC collect at 1-212-834-4533.